Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

January 8, 2010

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed July 30, 2009
01-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated December 11, 2009. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Product Revenue/Operating Income (Loss)

Online Services Business, page 25

1.	We note that the operating loss for your Online Services Business increased by 102% and 84% in 2008 and 2009, respectively, and is a significant portion of your consolidated operating income in 2009. Tell us whether these increasing losses are indicative of future results and the consideration given to identifying and quantifying any related known trends, events and uncertainties that would reasonably be expected to have a material impact on your liquidity, capital resources and/or results of operations. Refer to Item 303(A) (3) (ii) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

Response:

Operating losses for our Online Services Business (“OSB”) grew from 2007 through 2009 due to investments for future capacity and partnership investments, including increased online traffic acquisition costs, data center and equipment costs and headcount-related costs, and were in line with our expectations. We do not believe that the increasing operating losses are indicative of future results for this business, nor do we believe that it is reasonably likely that OSB will continue to have increasing losses in the foreseeable future that would have a material impact on our liquidity, capital resources or results of operations. We expect OSB revenue growth to generally mirror the total U.S. online advertising market, which we anticipate may remain weak through our 2010 fiscal year, but improve as the economy begins to recover. With the release of Bing in the fourth quarter of our 2009 fiscal year,

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

we have seen consistent gains in U.S. search market share, which we are expecting to leverage once the general advertising market improves.

Additionally, in the first quarter of fiscal year 2010, as discussed in Management’s Discussion and Analysis and Note 24 of our 2009 Form 10-K, we entered into a commercial agreement with Yahoo!, through which Bing will be the exclusive algorithmic search and paid search platform for Yahoo! sites, and Yahoo! will become the exclusive worldwide relationship sales force for both companies’ premium search advertisers. This agreement, while resulting in some start up expenses in the first two years, should help us to gain scale and momentum in the search business. The arrangement is subject to regulatory approval; we anticipate closing the transaction in early calendar year 2010.

Item 8. Financial Statements and Supplementary Data

Note 22. Segment Information and Geographic Data, page 77

2.	Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131.

Response:

Microsoft’s segments are organized based on groups of similar products and services. Through fiscal year 2009, Microsoft had five segments: Client; Server and Tools; Online Services Business; Microsoft Business Division; and Entertainment and Devices Division. Client offerings consist of our Windows operating system product family. Server and Tools includes integrated server infrastructure software that is designed to support end-to-end software applications and tools built on the Windows Server operating system, and are primarily aimed at information technology professionals and developers. Online Services Business includes our online advertising platform, online information offerings, and personal information offerings. Microsoft Business Division includes the Microsoft Office system of applications and solutions to increase personal, team, and organizational productivity and the Microsoft Dynamics products for business solutions. Entertainment and Devices Division includes a group of products designed for entertainment, such as the Microsoft Xbox 360 platform, the Zune digital music and entertainment platform, PC software games, online games and services and the Windows Mobile phone operating system.

Paragraph 36 of SFAS 131 states, in part, “[i]nformation required by paragraphs 37-39 need be provided only if it is not provided as part of the reportable operating segment information required by this Statement.” Since we disclose operating information for these segments and they are organized around similar products and services, we believe we have met the disclosure requirements under paragraph 37 of SFAS 131.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

3.	You indicate that your financial reporting systems provide more than one measure of segment profit and loss for management to operate the business, including internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. Tell us what consideration you gave to reporting the segment information that is most consistent with that used in your consolidated financial statements. In this regard, we note that the segment information provided beginning on page 23 is presented in accordance with U.S. GAAP. Refer to paragraph 30 of SFAS 131.

Response:

In accordance with paragraph 30 of SFAS 131, the segment information presented in Note 22 is consistent with the monthly segment information used by Microsoft’s chief operating decision maker in assessing segment performance and deciding how to allocate resources, which is prepared on a basis not consistent with U.S. GAAP. As indicated in Note 22, significant differences between this basis of accounting and U.S. GAAP include revenue recognition and stock-based compensation, among other items. For instance, the internal accounting policy for revenue recognition does not include the deferral of revenue for undelivered elements, and stock awards are expensed in the year they are granted for internal accounting purposes rather than over the requisite service period. Though our chief operating decision maker receives information presented in accordance with U.S. GAAP quarterly, it is for purposes of the CEO certification of the financial statements pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and is not used to assess segment performance or to decide how to allocate resources.

4.	We note your statement that segments are not designed to measure operating income or loss directly related to the products included in each segment, due to your integrated business structure. Further explain this assertion and tell us what operating costs are excluded from each segment. In light of this apparent limitation of the data, indicate how the segment information presented is reliable and relevant to users of your financial statements.

Response:

Microsoft’s segments are organized based on groups of similar products and services and are not designed to report the operating income or loss associated with a particular product within a reportable segment. They are designed by management to allocate resources internally and provide a framework to determine management responsibility and assess performance. Because of this, consistent with the principles of SFAS 131, we believe our segment information is relevant to users of our financial statements.

Microsoft has integrated systems that record both internal management and U.S. GAAP results, applied consistently across the globe. We maintain policies, processes and controls that support the periodic allocation of costs and performance measurement, including the allocation of costs among business segments. Certain costs incurred at a corporate level that are identifiable and that benefit our reportable segments are allocated to them. These allocated costs include costs of: field selling; employee benefits; shared facilities services; and customer service and support, with each allocation measured differently based on level of benefit or activity. Certain other corporate-level activity is not allocated to our reportable segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

severance. We believe that our allocation policies, processes and controls contribute to the reliability and relevance of our reported segment information, and that they do not represent limitations of data.

5.	You state that “inter-segment cost commissions are estimated by management and used to compensate or charge each segment for such shared costs and to incent shared efforts.” Clarify for us what is meant by these estimated inter-segment cost commissions and tell us what consideration you gave to describing in the note the basis of measuring this allocation. Also, clarify what is meant by allocating cost commission “to incent shared efforts.” Explain your basis for determining the appropriate amounts that will provide motivation and justify why management believes the allocation method is reasonable. Refer to paragraphs 25(b) and 29 of SFAS 131.

Response:

Due to the integrated structure of Microsoft’s business, certain costs incurred by one business segment may benefit other segments. The costs that are identifiable are allocated to the segments that benefit, with each allocation measured differently based on level of benefit or activity. For example, our Entertainment and Devices Division (EDD) is responsible for all retail sales and marketing for Microsoft fully packaged product (e.g. Microsoft Office and the Windows operating system). For these efforts, EDD is allocated inter-segment cost commissions for estimated costs applicable to other segments (e.g. Microsoft Business Division and Client). As another example, our Client segment provides EDD an inter-segment cost commission based on a fixed amount for each license of Windows sold to compensate EDD for the development of Windows Media Center, an effort that results in shared functionality between Windows and EDD products. Each inter-segment cost commission is measured differently based on the specific facts and circumstances of the costs being allocated.

By allocating certain costs across segments, we incent cross-collaboration among our operating segments as one segment is not solely burdened by the cost of a mutually beneficial activity. These inter-segment cost commissions were not material in any period presented.

The company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the Fiscal Year Ended June 30, 2009. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425) 704-8002. Faxes may be transmitted to (425) 708-6421.

Sincerely,

/s/ FRANK BROD
Frank Brod
Corporate Vice President and Chief Accounting Officer

cc:	Peter Klein, Senior Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Senior Vice President and General Counsel

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